Exhibit B

Management Discussion and Analysis for the year ended December 31, 2002 and
Audited Consolidated Financial Statements as at and for the years ended
December 31, 2002, 2001 and 2000

Fording Inc.
MANAGEMENT’S DISCUSSION & ANALYSIS
December 31,2002

     This discussion and analysis is a year over year review of Fording Inc.’s activities, results of operations, liquidity and capital resources, on a consolidated basis. The following should be read together with the Consolidated Financial Statements, the Notes thereto and other public disclosure of Fording Inc. (Fording). The Consolidated Financial Statements were prepared in accordance with Canadian generally accepted accounting principles (GAAP). These principles conform in all material respects with US GAAP, except as disclosed in note 21 to the Consolidated Financial Statements. The financial results and financial position of Fording include the metallurgical coal sites of the Mountain Operations, the mine-mouth thermal coal mines and royalty properties of the Prairie Operations, and the Industrial Minerals Operations comprised of NYCO Minerals, Inc. (NYCO), Minera NYCO S.A. de C.V. (Minera) and American Tripoli, Inc. The corporate costs reflect general and administration expenses not allocated to specific business segments.

OVERVIEW

     Fording’s operating income decreased $30 million or 17% to $146 million in 2002 compared to $176 million in 2001. The Corporation reported a net loss of $71 million or $1.38 per share which included the after-tax charges of $137 million for the write-down of its wollastonite property in Mexico, $8 million for reorganization costs related to the initial steps in the conversion to an income trust and the response to an unsolicited takeover bid, and $5 million related to the expensing of capitalized costs for the Brooks power project. Fording’s net income, before unusual items, decreased 19% to $79 million or $1.54 per share in 2002 compared to $97 million or $1.85 per share in 2001. Unusual charges, net of income taxes, in 2001 included $3 million related to the Canadian Pacific Limited Plan of Arrangement, upon which Fording became a separate publicly held corporation.

2002 COMPARED TO 2001

     Income from operations of $146 million in 2002 was a decrease of $30 million from 2001. Net income for the year ended December 31, 2002 was $79 million ($1.54 per share) before unusual items, compared with net income before unusual items of $97 million ($1.85 per share) in 2001.

     The Corporation’s financial results continue to be

Summarized Statement of Net Income
(millions of Canadian dollars, except earnings per share)	2002	2001	2000

Income from operations:
Mountain Operations	$126.3	$142.0	$46.1
Prairie Operations	37.1	40.2	38.4
Industrial Minerals Operations	(0.4)	2.4	6.8
Corporate	(17.0)	(8.2)	(5.8)

	146.0	176.4	85.5
Interest and other expenses	5.5	8.7	15.1
Provision for asset write-down	140.0	—	—
Reorganization costs	11.5	3.9	—
Income taxes	59.9	69.2	35.8

Net(loss) income per financial statements	$(70.9)	$94.6	$34.6

Unusual items, net of tax:
Provision for asset write-down	137.2	—	—
Reorganization costs	7.5	2.5	—
Brooks capital expense	5.3	—	—

Net income before unusual items	$79.1	$97.1	$34.6

Basic (loss) earnings per share	$(1.38)	$1.80	$0.66

Basic earnings per share, before unusual items	$1.54	$1.85	$0.66

largely influenced by the Mountain Operations, and 2002 can be characterized by increased sales prices which were more than offset by lower sales volumes and higher unit operating costs. Despite an increase in the average US dollar sales price, income from operations declined 11% in the Mountain Operations. The Prairie Operations continued to be an important contributor to the Corporation’s financial results, with operating income declining slightly due to the completion of the Mildred Lake contract in the third quarter of 2001. The Industrial Minerals Operations generated a small loss in 2002.

     The Corporation’s review of the carrying values of its wollastonite properties in Mexico resulted in an asset write-down of $140 million. This write-down reflected the declining profitability and uncertainty of future recovery in the Industrial Minerals segment.

MOUNTAIN OPERATIONS

     Income from operations of $126 million in 2002 fell from the previous year’s record level of $142 million. This decrease was a result of lower sales volumes and higher unit cost of sales, partially offset by higher sales prices.

     Operating revenue was $768 million, down from $873 million in 2001. The average sales price for 2002 was US$44 per tonne, an increase of 10% over 2001, and reflects higher contract settlements for hard-coking coal in the 2002 coal year. The Canadian dollar price increased 7% to $62 in 2002 from $58 in 2001. Previously established foreign exchange forward contracts resulted in a realized exchange rate of US$0.71 compared to US$0.69 in the prior year.

     Metallurgical coal sales declined 18% to 12.3 million tonnes from 2001 sales of 15.0 million tonnes. While protracted negotiations for the 2002 coal year resulted in increased sales prices, they also contributed to significantly lower sales volumes for the 2002 calendar year. A reduction in tonnage from certain long-standing customers, unexpected coke plant closures in the United States, United Kingdom and Italy, and the inability to place volume in the spot and tender markets, including the large Turkish coal market, all contributed to sales volumes well below 2001 levels.

     Cost of sales decreased to $588 million in 2002 from $676 million in 2001 as a result of lower sales volumes; however, unit cost of sales increased 6% to $48 per tonne. Unit distribution costs in 2002 were 3% higher primarily due to rail and port rate increases effective April 1, 2001, and the impact of a larger proportion of North American sales, which have higher rail costs. The unit cost of production was 9% higher reflecting lower production volumes due to inventory control shutdowns, increased haul distances and higher strip ratios.

     Selling, general and administration expenses for the year were consistent with 2001. Depreciation and depletion decreased 3% over the prior year primarily due to lower production from the Mountain Operations.

PRAIRIE OPERATIONS

     Operating revenue declined to $67 million from $80 million in 2001 and cost of sales decreased to $23 million in 2002 from $33 million in 2001. Income from operations declined to $37 million in 2002 from $40 million in 2001 primarily due to the closure of the Mildred Lake Operation in the third quarter of 2001. Royalty income received from third-party mining of Fording’s mineral reserves increased in 2002 to partially offset the impact of the Mildred Lake closure.

INDUSTRIAL MINERALS OPERATIONS

     Income from operations decreased by $3 million to a small operating loss in 2002. Reduced sales volumes were partially offset by an increase in the average sales price, which was primarily a result of product mix. Wollastonite sales volumes of 84,000 tonnes in 2002 were 15% lower than in 2001. Lower sales volumes were primarily attributable to the Corporation’s exit from lower-priced markets and the continued weak economies in the US and Europe.

CORPORATE

     Corporate costs of $17 million in 2002 increased $9 million over the prior year, primarily due to accumulated capitalized costs of $8 million related to the Brooks power project being expensed in 2002. In the third quarter of 2002, economic and environmental uncertainties in the power industry, transmission congestion issues, and the absence of a partner for the project indicated that the future recovery of project costs was uncertain. The capitalized costs for the project were expensed accordingly. The Corporation continued to advance the project through the permitting process in the fourth quarter, with additional costs of $0.3 million being expensed as incurred.

OTHER EXPENSES

     Net interest expense decreased to $6 million in 2002 from $8 million in 2001 due to lower debt levels and lower interest rates.

     Due to a history of operating losses and uncertainty around future improvement, the Corporation updated an assessment of the recoverability of its investment in assets related to the Minera NYCO wollastonite operations in Mexico. Projections of undiscounted future net cash flows generated by these assets were less than their carrying values and, accordingly, a provision of $140 million was recorded in the fourth quarter 2002 results. Fording continues to work with customers and potential partners on new-product and new-application development for its industrial minerals; however, the future value of these applications remains uncertain. The majority of the write-off was not tax affected and no future tax asset was recognized as a result of this reduction in carrying value as its realization is uncertain.

     Reorganization costs of $12 million were expensed in 2002 relating to Fording’s planned conversion into an income trust and the Corporation’s response to the unsolicited offer by Sherritt Coal Acquisition Inc. It is estimated that an additional $26 million in costs will be incurred in 2003 related to completing the Plan of Arrangement. In 2001, costs of $4 million associated with the Canadian Pacific Limited reorganization were incurred.

INCOME TAXES

     Income taxes decreased to $60 million in 2002 from $69 million in 2001 primarily as a result of lower pre-tax income. Several other issues impacted the income tax expense and the effective tax rate for 2002. No tax effect was recognized on the $140 million write-down of the Corporation’s investment in its Mexican operations except for $3 million related to assets recorded in Canada. Tax losses are not recorded unless the realization of these losses are more likely than not. In the absence of this write-down, the Corporation’s effective tax rate for 2002 would have been approximately 49%. The impact of lower tax rates in British Columbia and Alberta and favorable adjustments related to prior years was partially offset by higher mineral taxes primarily due to larger foreign currency exchange losses, which are not deductible. The effective tax rate in 2001 was reduced by the finalization in June 2001 of tax assessments related to prior years.

2001 COMPARED TO 2000

     For the year ended December 31, 2001, income from operations more than doubled to $176 million from $86 million in 2000, and net income rose $60 million to $95 million. Earnings per share of $1.80 represented an increase of 173% over earnings per share in 2000. These results reflect the record income from operations from the Mountain Operations. Income from operations of the Prairie Operations also improved, primarily due to increased royalty revenue from third-party mining of Fording mineral properties. The results of the Industrial Minerals Operations were adversely impacted by slowing economic activity in 2001, particularly in the US, and results were below those achieved in 2000.

MOUNTAIN OPERATIONS

     The Mountain Operations achieved record performance levels in 2001, generating income from operations of $142 million, which represented a gain of 208% over 2000.

     Operating revenues rose to $873 million from $756 million in 2000. Sales volumes of 15.0 million tonnes were close to the prior year’s record volumes of 15.1 million tonnes. After many years of oversupply, metallurgical coal supply and demand returned to balance during 2000 and remained tight through 2001. Price increases were achieved in all of the Corporation’s metallurgical coal markets for the coal year commencing April 1, 2001. Average coal sales prices from the Mountain Operations rose 16% over the prior year to US$40, while realized Canadian dollar prices rose to $58 per tonne from $50.

     Cost of sales increased to $676 million in 2001 from $654 million in 2000 as a result of a 4% increase in the unit cost of sales. The rise in unit cost was primarily a result of higher distribution costs. Rail rates increased effective April 1, 2001 in the same proportion as the price increase for metallurgical coal negotiated by the Corporation with certain of its Pacific market customers for the 2001 coal year. In addition, higher port rates and an increase in the proportion of North American customers, which are rail direct, also contributed to higher distribution costs. Production costs increased 1%, as higher energy costs and inflation were offset by operating efficiencies. Selling, general and administration expenses were essentially unchanged for the year at $2 million, while depreciation and depletion decreased slightly to $52 million in 2001 from $54 million in 2000. The lower depreciation and depletion expense was a result of certain mining equipment becoming fully depreciated, which lowered depreciation costs.

PRAIRIE OPERATIONS

     Income from operations rose slightly to $40 million in 2001 from $38 million in 2000. Operating revenue declined to $80 million in 2001 from $85 million in 2000 as a result of the completion of the 10-year Mildred Lake contract. This decrease was partially offset by higher royalty revenues received from third-party mining of Fording reserves and increased mining activities at Whitewood. Cost of sales decreased to $33 million in 2001 from $37 million in 2000, principally due to the closure of the Mildred Lake Operation.

INDUSTRIAL MINERALS OPERATIONS

     Income from operations declined to $2 million in 2001 from $7 million in 2000. This decrease was principally due to the global economic slowdown, particularly in the United States. Wollastonite sales volumes of 99,000 tonnes in 2001 were 21% lower than in 2000. Reduced sales volumes were partially offset by a 12% increase in the average Canadian dollar sales price. Due to the competitiveness of low-value products, the Corporation has reduced its presence in certain markets and focused on higher-value products.

OTHER

     Corporate costs of $8 million for 2001 increased $2 million over the prior year due primarily to the increased costs of being a public company.

     Interest and other expenses decreased to $13 million in 2001 from $15 million in 2000 due to lower debt levels which reduced interest expense by $6 million. One-time costs associated with the Canadian Pacific Limited reorganization were $4 million in 2001.

INCOME TAXES

     Income taxes increased to $69 million in 2001 from $36 million in 2000 as a result of higher pre-tax income. The effective rate declined to 42% for 2001 from 51% in 2000 as a result of reassessments related to prior years being settled in 2001, and the one-time impact of lower British Columbia tax rates on the future income tax provision.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

     As at December 31, 2002, the Corporation’s cash and cash equivalents were $7 million. Cash flow provided from operating activities was $140 million for the year ended December 31, 2002, compared with $159 million and $118 million for 2001 and 2000, respectively. The Mountain Operations were the primary source of cash flow for the Corporation. Changes in cash flow in these years can be attributed to an increase in funding of employee future benefits and the fluctuating operating results of the Mountain Operations. Non-cash working capital increased by $32 million in 2002 and $31 million in 2001, following a decline of $18 million in 2000. Increases in the last two years primarily reflect the increase of coal inventory following a decrease in inventory in 2000. During the last three years, Fording has utilized cash provided by operating activities to fund its capital expenditures and pension, working capital and dividend requirements. It also funded a share buy-back program in 2001 and 2002 and reduced debt by $100 million in 2000.

FINANCING ACTIVITIES

     Cash used in financing activities decreased to $55 million in 2002 from $69 million in 2001 and $110 million in 2000, primarily due to lower debt repayments. Fording has used a portion of its cash resources to pay dividends of $28 million, $32 million and $27 million over the past three years. Dividends per share of $0.55 were paid in 2002. A normal course issuer bid established in 2001 resulted in the purchase of shares for $15 million in 2001 and $39 million in 2002. There were 1.4 million shares purchased in 2002, and at the expiry of the normal course issuer bid on September 30, 2002, a total of 2.0 million shares had been purchased over the one-year period for cancellation at an average price of $26.77.

INVESTING ACTIVITIES

     Cash used in investing activities decreased to $51 million in 2002 from $59 million in 2001, and increased from $36 million in 2000. Capital expenditures consisted primarily of normal maintenance spending to sustain existing operations, which included a new shovel in the Mountain Operations and new support equipment at Whitewood. There was also $6 million initially capitalized related to the Brooks project in 2002. Capital expenditures in 2001 of $65 million included the purchase of additional haul trucks and the refurbishing of equipment moved from Mildred Lake to the Mountain Operations.

CREDIT FACILITIES

     The Corporation has a $250 million syndicated bank facility with a group of Canadian and Canadian registered foreign banks, which expires in June 2004 if not extended. The 3-year term may be extended annually at the request of Fording and at the option of the syndicated banks. Borrowing rates are short term, subject to interest rate movement and vary depending on the Corporation’s financial ratios. Financial covenants contained in the bank facility consist of a maximum debt to capitalization ratio, a maximum debt to earnings ratio and a minimum tangible net worth calculation.

     As at December 31, 2002, the Corporation had $135 million of borrowings and $51 million of letters of credit or letters of guarantee outstanding, leaving unused lines of credit of $64 million under the facility.

OUTLOOK

     On February 19, 2003, the shareholders of Fording approved the reorganization of the Corporation into an income trust, known as the Fording Canadian Coal Trust (“the Fund”) as shown on the opposite page. The income trust structure provides an effective model for the return of available cash flow to shareholders of the Fund.

     The Arrangement also created the Fording Coal Partnership (“the Partnership”), which includes Fording’s Fording River, Greenhills and Coal Mountain operations, Teck’s Elkview operation and the Luscar/CONSOL joint venture’s Line Creek and Luscar Mine operations and their 46% interest in Neptune Terminals in Vancouver. Five of the six mines are located near each other in the Elk Valley of British Columbia (see map below).

     The Fund will initially hold 65% of the Partnership. Teck, currently with 35% of the Partnership, will have the opportunity to earn up to a 40% interest if synergies above certain levels are achieved. The Partnership is the world’s second-largest producer of metallurgical coal, producing approximately 20% of global seaborne high-quality metallurgical coal.

     The Fund also maintains 100% ownership of Fording’s Industrial Minerals Operations. In addition, the reorganization resulted in the sale of Fording’s Prairie Operations and assets. Fording has retained a royalty, capped at a maximum of 5% of gross revenue, on future growth in production from certain properties included in the sale.

     Management believes that the metallurgical coal markets are balanced and that Canadian coal is competitively priced and well positioned for the 2003 coal year, which

TRANSACTION STRUCTURE
UPON COMPLETION OF THE TRANSACTION

Notes:
(1)	Assuming approximately 51.4 million Common Shares were outstanding on the date the arrangement transaction was completed.
(2)	Fording Inc. will initially hold a 65% interest in the Partnership, and Teck (together with its affiliates) will initially hold a 35% interest in the Partnership. Teck’s interest in the Partnership may be increased to 40% and Fording Inc.’s interest in the Partnership may be diluted to 60% in the event that the Partnership achieves certain synergies and/or cash flow from the Elkview mine increases.
(3)	Subsequent to the transaction, CONSOL announced that it had sold, in a private transaction, the 3.2 million units it received under the arrangement transaction.

commences on April 1, 2003. Negotiations with worldwide steel companies for the new coal year have begun and are ongoing. The Partnership has the capacity to supply in excess of 25 million tonnes annually.

     The Partnership has estimated annual synergies in excess of $75 million when fully realized through the combination of the metallurgical coal assets. A comprehensive integration and optimization plan for the Partnership is being prepared. This plan may result in certain costs being incurred for rationalization and integration of mine production.

INDUSTRIAL MINERALS OPERATIONS

     The demand for the products of the Industrial Minerals Operations continues to be highly dependent on the general condition of the economy. The earnings performance of these operations has been deteriorating over the last several years, primarily due to declining sales volumes. However, average sales prices have increased, primarily as a result of product mix.

     Fording continues to focus on new product and new application development for its industrial minerals. Research is ongoing by the Corporation, and customers continue to test new products and applications.

LIQUIDITY AND CAPITAL RESOURCES

     In 2003, under the new structure, the Fund expects cash flows to be more than sufficient to fund routine capital requirements and service its debt facilities. Scheduled capital expenditures are expected to be of a sustaining nature. The Fund anticipates that its initial distribution for the period from February 28 to March 31, 2003 will be approximately $1.00 per unit including a special distribution of $0.74 per unit.

     Estimated distributions for the final three quarters of 2003 will depend on annual price and volume negotiations now under way. In a case where rollover pricing and targeted sales levels are achieved, estimated distributions for the final three quarters are expected to total $4.29 per unit, including a second special distribution of $0.74 per unit. This estimate assumes, among other things, existing coal prices at January 2003, sales volumes of 18.5 million tonnes for the nine months, a US/Canadian exchange rate of $0.65, operating and capital costs based on the mine plans of each operation as at early January 2003, and the realization of $25 million in synergies at the Partnership. Some of the assumptions used in the preparation of the estimates set forth above may prove to be incorrect and actual results may vary materially from these estimates.

     New banking facilities in the amount of $540 million have been established for the Fording operating company and the Partnership, and are comprised of $420 million available to Fording and $120 million available to the Partnership. The Fording facilities are supported by an unsecured guarantee by the Partnership to all of the assets of the Partnership, an assignment of Fording’s interest in the Partnership and a general security interest over the assets of Fording. Fording and the Partnership each have a $120 million facility available in the form of an extendible 364-day revolving, one-year non-revolving facility. Fording also has $300 million of term facilities, 50% to be refinanced within two years of draw down and the balance upon expiry in three years. Borrowing rates are short term and subject to interest rate movement. The facilities also provide covenants related to several financial ratios as well as negative covenants that include restrictions on the disposition of core mining assets. At the reorganization date, $412 million of the bank facility was utilized. The operating company drew the entire $300 million term facility and $35 million of the revolving facility, and an additional $30 million of the revolving facility was utilized for issued and outstanding Letters of Credit. At the Partnership, $23 million of the revolving facility was utilized to fund a working capital payment for the Luscar assets, and $24 million was utilized for issued and outstanding Letters of Credit. The term facility was drawn to pay existing debt of Fording and to fund distributions and costs of the transaction.

CRITICAL ACCOUNTING POLICIES

     The Corporation’s historical financial statements are prepared in accordance with Canadian generally accepted accounting principles and require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, management reviews its estimates based on currently available information. Actual results may differ from these estimates.

FINANCIAL INSTRUMENTS

     Derivative financial instruments, specifically foreign exchange forward contracts, are utilized by the Corporation to manage its foreign currency exposure. The Corporation does not enter into derivative financial instruments for trading or speculative purposes. The gains and losses on derivative instruments used as hedges are recognized in income in the period that the hedged exposure is recognized in income, which is the same period in which the instrument is settled. The gain or loss is netted against the item that was hedged.

RECLAMATION

     Fording has significant long-term liabilities relating to mine reclamation and end-of-mine closure costs. As mining activities release the reserves included in the long-range mine plans, liabilities are recorded for the estimated costs to reclaim disturbed sites to meet existing regulatory standards. Reclamation liabilities are not funded. The liability is determined on a mine-by-mine basis and various assumptions are used. At December 31, 2002, the accrual for reclamation liabilities amounted to $36 million. Costs incurred under the reclamation programs are charged against the accrual. It has been assumed that government regulations will not change significantly and that the Corporation will continue to operate and has developed its reclamation programs accordingly. At December 31, 2002, the estimated total of all future reclamation costs was approximately $75 million, and the balance, which is not provided for, is being accrued over the remaining reserve life at each mine which ranges from 12 to 25 years.

EMPLOYEE FUTURE BENEFITS

     Fording has post-retirement benefit plans that include pension plans and other post-retirement benefit plans that involve the use of key estimates. Liabilities are actuarially determined using various assumptions, including expected plan performance, salary escalation, discount rates, retirement ages of employees and future cost trends to estimate the cost and obligations of these liabilities. Pension obligations are funded in accordance with the applicable legislation. Detailed information related to these items is included in note 7 of the Consolidated Financial Statements.

REVENUE RECOGNITION

     Sales revenue is recognized when title passes to the customer. Seaborne coal sales revenue is recognized when the coal has been loaded on the vessel. Rail direct sales are recognized when title to ownership has transferred, either when coal is loaded on the train or when it arrives at its destination. Industrial minerals sales revenue is recognized upon shipment to customers from the plant or warehouse. Revenues from the Prairie Operations are recorded when the services are provided or the mineral reserve is mined, and return on investment and royalties are recorded when earned.

RISKS AND UNCERTAINTIES

     Fording, through its subsidiaries, has operations throughout North America and customers around the world. As such, Fording is exposed to changes in various markets and economies, and its operations can be affected by a variety of conditions. To minimize the impacts of such changes and conditions on the financial performance of the Corporation, Fording seeks to identify, evaluate and, where appropriate, hedge financial, market and operational risk. Going forward under the income trust structure, most of the Fund’s operating results will be derived from its interest in the Partnership operations.

FOREIGN CURRENCY EXCHANGE RISK

     Fording’s operating results and cash flows are affected by foreign currency exchange rates. Exchange rate movements can have a significant impact on results as a large portion of operating costs are incurred in Canadian dollars and most revenues are earned in US dollars. To manage its exposure to currency fluctuations, Fording has, in the past, entered into foreign exchange forward contracts to fix the rate at which certain future anticipated flows of US dollars are exchanged into Canadian dollars. The unrealized mark to market loss on these foreign exchange forward contracts at December 31, 2002 was $111.3 million.

     The following chart summarizes Fording’s hedged positions outstanding at January 1, 2003.

		Average	Average
Year	Amount Hedged	Exchange Rate	Exchange Rate

	(millions of US$)	(CDN$/US$)	(US$/CDN$)
2003	$585	1.54	0.65
2004	434	1.53	0.66
2005	355	1.51	0.66
2006	95	1.60	0.62

	$1,469

MARKET RISK

     The prices for export metallurgical coal have a significant impact on Fording’s profitability, and are dependent on the supply/demand balance for seaborne metallurgical coking coal and, to a lesser degree, the economic conditions of the markets into which metallurgical coal is sold. Profitability is also affected by production and transportation costs, product quality and taxation. Over time, the Corporation has attempted to reduce its dependence on any single market through the development of a diversified customer base.

INSURANCE

     In the past, Fording has maintained insurance against risks that are typical in the mining industry and in amounts that it believed to be reasonable. It is anticipated that the Partnership will continue this practice going forward. Fording has insured its physical assets on a replacement cost basis and purchased business interruption insurance and liability insurance. Insurance against certain risks, including certain liabilities for environmental damage, is not available at reasonable economic rates to the Partnership, Fording or to others in the mining industry.

ENVIRONMENT

     It is Fording’s policy to achieve and demonstrate sound environmental performance by controlling the impact of its activities on the environment through its policies and practices, and to comply with applicable laws and regulations. Effective environmental management systems form an integral part of Fording’s mining operations and aid in the continual monitoring and improvement of environmental performance and reduced environmental risks and liabilities. A number of the Corporation’s operations have achieved ISO 14000 certification to further demonstrate to customers and the general public a strong environmental ethic by implementing an internationally recognized system for environmental management.

     Canada and the United States have not introduced comprehensive regulations addressing greenhouse gas emissions, including emission targets for specific industrial sectors. While the United States has decided that it will not ratify the Kyoto Protocol, an international agreement which sets limits on greenhouse gas emissions from certain signatory countries, the Canadian Federal Parliament has voted to ratify this agreement. Should this agreement enter into force, Canada will be committed to limiting its net greenhouse gas emissions to 6% below the levels emitted in 1990. Recent statements from the Federal Government indicate that no particular industry sector will be discriminated against under the agreement. Canada’s current level of greenhouse gas emissions significantly exceeds the agreed-to limit. The primary source of greenhouse gas emissions in Canada is the use of hydrocarbon energy. Fording’s operations, including those conducted through the Partnership, depend significantly on hydrocarbon energy sources to conduct daily operations, and there are currently no economic substitutes for these forms of energy. A significant proportion of Canada’s industrial sector faces a similar situation to Fording. The federal and provincial governments have not finalized any formal regulatory programs to control greenhouse gases, and it is not yet possible to reasonably estimate the nature, extent, timing and cost of any programs contemplated or their potential effects on Fording’s operations. Most of Fording’s products are sold outside of Canada, and sales are not expected to be significantly affected by Canada’s Kyoto ratification decision. However, the broad adoption of emission limitations or other regulatory efforts to control greenhouse gas emissions may affect the demand for coal, oil and natural gas, as well as increase production and transportation costs.

OPERATIONAL RISKS

     Operational risks include the possibility of natural disasters, failure of major equipment or labour disruptions. In the past, Fording has taken steps to mitigate these risks by maintaining adequate stockpiles of finished product, maintaining insurance coverages to minimize the impact of major insured perils, implementing gain-sharing programs and negotiating long-term collective agreements at all of its unionized minesites. It is anticipated that the Partnership will take similar steps going forward.

     Employees at the Fording River and NYCO operations ratified new 5-year collective agreements in 2001. A similar 5-year agreement was achieved at the Coal Mountain operation in 2000. The collective agreements expire on May 31, 2005 at Line Creek, October 31, 2005 at Elkview and June 30, 2007 at the Luscar mine. The Greenhills and Minera NYCO operations are non-unionized.

     Exposure to energy prices affects costs in the mining industry. Of great significance is the price of diesel, which is used by most heavy equipment in mining. A one-cent per litre change in the price of diesel translates into approximately a $2 million change in operating costs to the Partnership. The mines also use significant amounts of electricity. Electricity prices are currently regulated in the province of British Columbia and are frozen until March 2003. A 5% increase in electricity costs would result in an additional $1 million in operating expenses to the Partnership. With the exception of Line Creek, coal-fired dryers are used in the process plants, which mitigate exposure to natural gas prices. Natural gas continues to be used for the heating of buildings and, to some degree, drying of coal. A 5% increase in the cost of natural gas would result in an additional $1 million in operating expenses to the Partnership.

     A substantial portion of the coal production from the Partnership is transported to port facilities by Canadian Pacific Railway (CPR) and loaded onto vessels in Vancouver at either Westshore or Neptune terminals. Prolonged labour stoppages, weather problems or other factors that prevent CPR, Westshore or Neptune from delivering their services could seriously impact the financial results of the Company. CPR has seven collective agreements with various bargaining units in Canada. Agreements with three bargaining units expired on January 1, 2003 and agreements with two other bargaining units expire at the end of 2003. The remaining two agreements expire at the end of 2004. All three of Westshore’s labour contracts expired on January 31, 2003. The two labour agreements at Neptune Terminals both expired December 31, 2002. Negotiations are ongoing for the expired agreements at CPR, Westshore and Neptune.

RISKS ASSOCIATED WITH THE CREATION OF THE FUND

     Risk factors specific to the creation of the Fund exist. There is no assurance that Canadian federal income tax laws or the current treatment of mutual fund trusts will not be changed in a manner which adversely affects unitholders of the Fund. In addition, unitholders do not have the same statutory rights normally associated with ownership of shares in a company, and there is an absence of statutory limited liability to unitholders of mutual funds.

FORWARD-LOOKING INFORMATION

     This annual report contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (United States) relating, but not limited to, the Corporation’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”,“ believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Unitholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.

     Unitholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. These factors include, but are not limited to, changes in commodity prices; changes in steel-making methods and other technological changes; the strength of various economies; changes in the manner in which use of products are regulated; the availability and comparative price of energy commodities; the effects of competition and pricing pressures; the oversupply of, or lack of demand for, products produced by Fording or the Partnership; changes in the manner in which the power industry is regulated; currency and interest rate fluctuations; various events which could disrupt operations, including labour stoppages and severe weather conditions; and the Fund’s ability to anticipate and manage the foregoing factors and risks.

     The list of factors set forth above is not exhaustive, and the Fund undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

     Statements relating to the magnitude or quality of mineral deposits are deemed to be forward-looking statements. The reliability of such information is affected by, among other things, uncertainties involving geology of mineral deposits; uncertainty of estimates of their size or composition; uncertainty of projections relating to costs of production; the possibility of delays in mining activities; changes in plans with respect to exploration, development projects or capital expenditures; and various other risks including those relating to health, safety and environmental matters.

MANAGEMENT’S REPORT

JANUARY 17, 2003

     The accompanying consolidated financial statements and related financial information are the responsibility of management and have been prepared in accordance with generally accepted accounting principles in Canada and necessarily include amounts that reflect management’s judgment and best estimates. Financial information contained elsewhere in this Annual Report is consistent with the consolidated financial statements.

     Management has established systems of accounting and internal control that provide reasonable assurance that assets are safeguarded from loss or unauthorized use, and produce reliable accounting records for the preparation of financial information. Policies and procedures are maintained to support the accounting and internal control systems and include an established code of business conduct.

     The independent external auditors, PricewaterhouseCoopers LLP, have conducted an examination of the consolidated financial statements in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. The independent auditors have full and free access to the Audit Committee.

     The Board of Directors carries out its responsibility for the consolidated financial statements principally through its Audit Committee, consisting of three members, all of whom are unrelated directors. This Committee reviews the consolidated financial statements with management and the independent auditors prior to submission to the Board for approval. The Audit Committee also recommends to the Board the independent auditors to be proposed to the shareholders for appointment. Interim consolidated financial statements are reviewed by the Audit Committee prior to release to the shareholders.

     The consolidated financial statements are approved by the Board of Directors on the recommendation of the Audit Committee.

J.G. Gardiner President and Chief Executive Officer	A.R. Hagerman Vice President and Chief Financial Officer

AUDITORS’ REPORT

TO THE SHAREHOLDERS OF FORDING INC.

     We have audited the consolidated balance sheets of Fording Inc. as at December 31, 2002 and 2001 and the consolidated statements of income and retained earnings and cash flows for the years ended December 31, 2002, 2001 and 2000. These consolidated financial statements are the responsibility of the corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the corporation as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years ended December 31, 2002, 2001 and 2000 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Calgary, Alberta
January 17, 2003
(except as to note 20, which is as of February 28, 2003)

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Fording Inc.
CONSOLIDATED BALANCE SHEETS
As at December 31

(millions of Canadian dollars)	2002	2001

ASSETS
Current assets
Cash and temporary investments	$7.0	$3.7
Accounts receivable	47.5	54.3
Inventory (note 4)	189.7	156.8
Prepaid expenses	10.3	6.9

	254.5	221.7
Capital assets (note 5)	644.1	807.1
Other assets	10.8	11.5

	$909.4	$1,040.3

LIABILITIES
Current liabilities
Bank indebtedness	$8.1	$0.9
Accounts payable	81.6	78.5
Income taxes payable	3.1	1.7

	92.8	81.1
Reclamation (note 6)	35.8	34.5
Pensions and other post-retirement benefits (note 7)	12.2	27.2
Long-term debt (note 8)	135.0	131.0
Future income taxes (note 9)	184.9	178.3
Commitments and contingencies (note 17)

	460.7	452.1

SHAREHOLDERS EQUITY
Capital stock (note 10)	122.4	125.5
Capital contributed (note 10)	—	1.8
Retained earnings	291.8	423.6
Foreign currency translation adjustments (note 10)	34.5	37.3

	448.7	588.2

	$909.4	$1,040.3

The accompanying notes are an integral part of these financial statements.

Approved by the Board of Directors:

J.G. Gardiner Director	H.G. Schaefer Director

Fording Inc.
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
Years ended December 31

(millions of Canadian dollars, except per share amounts)	2002	2001	2000

Revenues	$882.2	$1,000.4	$896.1

Expenses
Cost of sales	641.7	739.0	723.9
Selling, general and administration	16.4	15.2	12.4
Depreciation and depletion	69.9	69.8	74.3
Brooks capital expense (note 12)	8.2	—	—

	736.2	824.0	810.6

Income from operations	146.0	176.4	85.5
Other expenses
Provision for asset write-down (note 13)	140.0	—	—
Reorganization costs (note 14)	11.5	3.9	—
Interest expense	5.6	8.5	15.0
Interest income	(0.1)	(0.1)	(0.3)
Other	—	0.3	0.4

	157.0	12.6	15.1

(Loss) income before taxes	(11.0)	163.8	70.4

Income taxes (note 9)
Current	53.1	78.8	24.5
Future	6.8	(9.6)	11.3

	59.9	69.2	35.8

Net (loss) income	$(70.9)	$94.6	$34.6

Average number of shares outstanding (millions) (note 10)	51.4	52.5	52.5

Basic (loss) earnings per share (note 10)	$(1.38)	$1.80	$0.66

Diluted (loss) earnings per share (note 10)	$(1.38)	$1.80	$0.66

Retained earnings — beginning of year	$423.6	$361.2	$354.0
Net (loss) income for the year	(70.9)	94.6	34.6
Dividends	(28.2)	(32.2)	(27.4)
Repurchase of capital stock (note 10)	(32.7)	—	—

Retained earnings — end of year	$291.8	$423.6	$361.2

The accompanying notes are an integral part of these financial statements.

Fording Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31

(millions of Canadian dollars)	2002	2001	2000

Operating activities
Net (loss) income for the period	$(70.9)	$94.6	$34.6
Provision for asset write-down (note 13)	140.0	—	—
Depreciation and depletion	69.4	70.9	74.3
Employee future benefits contribution (note 7)	(28.6)	(5.7)	(5.4)
Employee future benefits expense (note 7)	12.3	7.6	7.7
Brooks capital expense (note 12)	8.2	—	—
Future income taxes (note 9)	6.8	(9.6)	11.3
Reclamation provision, net (note 6)	1.3	1.5	1.6
Other operating items, net	1.8	(0.8)	(5.7)

Cash flow	140.3	158.5	118.4
Change in non-cash working capital (note 15)	(31.5)	(30.3)	18.2

Cash from operations	108.8	128.2	136.6

Financing activities
Dividends	(28.2)	(32.2)	(27.4)
Repurchase of capital stock (note 10)	(38.5)	(14.5)	—
Issuance of capital stock (note 10)	0.7	0.4	—
Increase (decrease) in long-term debt	4.0	(13.0)	(100.2)
Increase (decrease) in bank indebtedness	7.2	(9.3)	2.6
Capital contributed	—	—	15.0

	(54.8)	(68.6)	(110.0)

Investing activities
Additions to capital assets	(51.5)	(65.3)	(39.1)
Proceeds on disposal of capital assets	1.2	6.6	0.7
Other	(0.4)	0.2	2.0

	(50.7)	(58.5)	(36.4)

Increase (decrease) in cash position	3.3	1.1	(9.8)
Cash and temporary investments — beginning of year	3.7	2.6	12.4

Cash and temporary investments — end of year	$7.0	$3.7	$2.6

Temporary investments are investments maturing within 3 months.

The accompanying notes are an integral part of these financial statements.

Fording Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

1. CORPORATE REORGANIZATION

     On October 1, 2001, as part of a Plan of Arrangement, Canadian Pacific Limited (“CPL”) distributed its interests in Fording Corporation (old Fording Inc.) to a newly created publicly held corporation, Fording Inc. As both Fording Corporation and Fording Inc. were under the control of CPL, the transaction was accounted for in a manner similar to a pooling of interests, and the historical financial information of Fording Corporation became the historical financial information of Fording Inc. (“the Corporation”).

     The number of Fording shares outstanding on October 5, 2001, being the date that former shareholders of CPL became shareholders of Fording Inc., was 52.5 million. The Fording Corporation common shares outstanding at the time of the CPL reorganization are wholly owned by Fording Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of Fording and its subsidiaries, all of which are wholly owned. The material differences between Canadian and United States generally accepted accounting principles, insofar as they apply to Fording, are discussed in note 21.

     Certain mining activities are conducted on a joint venture basis. The consolidated financial statements reflect the Corporation’s proportionate interest in such ventures, as disclosed in note 15(c). A joint venture is an economic activity resulting from a contractual arrangement whereby two or more venturers jointly control the economic activity. Joint control of an economic activity is the contractually agreed sharing of the continuing power to determine its strategic operating, investing and financing policies.

INVENTORY

     Product and raw minerals inventory is valued at the lower of average production cost and net realizable value. Production costs include labour, operating materials and supplies and an applicable portion of operating overhead.

     Stores and materials inventory is valued at the lower of actual cost and net realizable value. Actual cost represents the delivered price of the item.

CAPITAL ASSETS

     Land, buildings and equipment are recorded at cost; maintenance and repairs of a routine nature are expensed as incurred. Buildings are depreciated on the straight-line basis over their useful lives, ranging from 15 to 40 years. Equipment is depreciated on the straight-line basis over its useful life, based on the number of hours in operation and ranging from 5 to 35 years.

     Mineral properties and development include expenditures to acquire and develop identified mineral properties and reserves and net costs relating to production during the development phase. Depletion on producing properties is provided using a unit of production method based upon the proven and probable mineral reserve position of the mine. Development costs incurred to expand the capacity of operating mines, to develop new ore bodies or to develop mine areas substantially in advance of current production are capitalized and charged to operations on a unit of production method related to the mineral reserves position.

     Exploration costs are charged to earnings in the period in which they are incurred, except where these costs relate to specific properties for which economically recoverable reserves have been established, in which case they are deferred. Upon commencement of production, deferred costs are charged to operations on a unit of production method related to the mineral reserve position of the property.

     When the net carrying value of a capital asset, less its related provision for future removal and site restoration costs and less related future income taxes, exceeds the estimated undiscounted future net cash flows together with its residual value, the excess is charged to earnings.

RESEARCH AND DEVELOPMENT

     Research costs are charged to earnings in the period in which they are incurred.

     Development costs related to products and processes for which the technical and economic feasibilities are established are deferred until commercial production or until the process is in use.

CAPITALIZED INTEREST

     Interest is capitalized on major capital projects under construction based on the borrowing rate of debt related to the project or the Corporation’s average cost of borrowing.

RECLAMATION

     Reclamation costs to be incurred at the completion of the current long-range mine plans are estimated based on known or estimated costs to reclaim all disturbed sites to meet existing regulatory standards. These costs are then accrued on an undiscounted unit of production basis as mining activities release the reserves included in the long-range mine plan. The costs include allowances for the reclamation of all pits, spoils, tailings ponds and mine infrastructure, and are based on the existing cost structure for these activities at each of the operations. Reclamation is normally carried out continuously over the life of each mining operation and is largely controlled by the rate that mining progresses over specific areas and those areas become available for reclamation. Reclamation plans and scheduling are predicated on completing a large proportion of the outstanding reclamation prior to depleting the reserves contained in the long-range mine plan. Accrued reclamation costs are periodically reviewed by management and are revised for changes in future estimated costs and regulatory requirements.

LONG-TERM DEBT

     Long-term debt includes debt which matures beyond one year, and borrowings on a revolving basis which under the borrowing facility can be extended for more than one year at the option of the Corporation.

FOREIGN CURRENCY TRANSLATION

     The functional currency and therefore the unit of measure of the Corporation’s industrial mineral subsidiaries, NYCO Minerals and Minera NYCO, is the US dollar. The functional currency of the Corporation’s Mountain and Prairie operations and the reporting currency of the Corporation is the Canadian dollar. The financial statements of the Corporation’s Minera NYCO operation are remeasured from Mexican pesos into US dollars using the year-end exchange rate for monetary assets and liabilities, and the historical exchange rates for non-monetary assets and liabilities. Foreign currency revenues and expenses are remeasured at the exchange rate in effect on the dates of the related transactions, except for provisions for depreciation and depletion, which are remeasured on the same basis as the related assets. Foreign currency transaction gains and losses are included in income immediately.

     The US dollar accounts of the Corporation’s NYCO Minerals and Minera NYCO operations are translated into Canadian dollars, the reporting currency of the Corporation, using the current rate method. Assets and liabilities are translated using the year-end exchange rates for assets and liabilities, and revenues and expenses are translated at the average exchange rates in effect for the year. Exchange gains or losses arising from translation are deferred and included under Shareholders’ Equity as Foreign Currency Translation Adjustments.

FINANCIAL INSTRUMENTS

     Derivative financial instruments, specifically foreign exchange forward contracts, are utilized by the Corporation to manage its foreign currency exposure. The Corporation does not employ derivative financial instruments for trading or speculative purposes. The gains and losses on derivative instruments used as hedges are recognized in income in the period that the hedged exposure is recognized in income, which is the same period in which the instrument is settled. The gain or loss is netted against the item that was hedged.

REVENUE RECOGNITION

     Sales revenues are recognized when title passes to the customer. Seaborne coal sales revenues are recognized when the coal has been loaded on the vessel. Rail direct sales are recognized when the ownership of the coal is transferred to the customer - either when the coal is loaded on the train, or when the train arrives at its destination. Industrial minerals sales revenues are recognized upon shipment to customers from the plant or warehouse.

     Revenues in the Prairie Operations primarily consist of contracted services, return on investment and royalties. The revenues are recorded when the services required by the underlying contract are provided or the mineral reserve is mined. Return on investment and royalties are recognized when earned.

MANAGEMENT ESTIMATES

     The consolidated financial statements include certain management estimates that may require accounting adjustments based on future occurrences. The most significant estimates relate to depletion, depreciation, asset impairment test calculations for capital assets, future reclamation liabilities and employee future benefits as all of these calculations are based on reserve estimates and/or estimated future costs. Actual results could differ from those estimates.

INCOME TAXES

     Future tax assets and liabilities are recognized based on differences between the bases of assets and liabilities used for financial statement and income tax purposes, using substantially enacted tax rates. The effect of changes in income tax rates on future income tax assets and liabilities is recognized in the period that the change occurs. Unless a future tax asset is more likely than not to be realized, the asset is provided for.

STOCK-BASED COMPENSATION

     Under the Corporation’s stock-based compensation plan, the exercise price of stock options issued to employees is equivalent to market price at the time of the grant; therefore no compensation expense is recognized when options are issued. Pro forma fair-value-based net income and earnings per share information are disclosed for stock-based compensation and other stock-based payments granted on or after January 1, 2002. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

EMPLOYEE FUTURE BENEFITS

     The costs of pensions and other post-retirement benefits (primarily health care and life insurance) are actuarially determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected costs. Market related values are used for calculating the expected return on plan assets. The projected benefit obligation is discounted using a market interest rate at the end of the year on high-quality corporate debt instruments.

     For defined benefit plans, employee future benefit expense includes the cost of pension benefits earned during the current year, the interest cost on pension obligations, the expected return on pension plan assets, the amortization of adjustments arising from pension plan amendments and the amortization of the excess of the net actuarial gain or loss over 10% of the greater of the benefit obligation and the market related value of plan assets. The amortization period consists of the expected average remaining service lives of employees covered by the various plans.

     For defined contribution plans, pension costs equal plan contributions made during the current year.

     The costs of post-retirement benefits, other than pension, are recognized on an accrual basis over the remaining service life of employees.

3. CHANGES IN ACCOUNTING POLICIES

STOCK-BASED COMPENSATION

     Effective January 1, 2002, the Corporation adopted the provisions of CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments”. The new section applies to all stock-

based compensation granted on or after January 1, 2002, and encourages accounting for stock-based payments and awards using a fair-value-based method of accounting. When a corporation does not use the fair-value-based method of accounting, it must disclose pro forma fair-value-based net income and earnings per share information.

     Under the new recommendations, the Corporation’s accounting for stock options is unchanged from prior periods, except for additional pro forma disclosure as detailed in note 11.

FOREIGN CURRENCY TRANSLATION

     Effective January 1, 2002, the Corporation adopted the revised recommendations of CICA Handbook Section 1650 “Foreign Currency Translation’’. There was no impact to the Corporation because of this change in accounting policy, as the Corporation had no foreign currency denominated debt as at January 1, 2002, or in the two prior years.

HEDGING RELATIONSHIPS

     In November 2001, the CICA issued Accounting Guideline 13 (AcG 13), “Hedging Relationships”, which will be effective for years beginning on or after July 1, 2003, although earlier application is encouraged. AcG 13 addresses the identification, designation, documentation and effectiveness of hedging relationships for the purposes of applying hedge accounting. In addition, it deals with the discontinuance of hedge accounting and establishes conditions for applying hedge accounting. Under the new guideline, a Corporation is required to document its hedging relationships and explicitly demonstrate that the hedges are sufficiently effective in order to continue accrual accounting for positions hedged with derivatives. The Corporation will continue to apply hedge accounting for foreign exchange forward contracts under AcG 13 after adoption of the Guideline. There will be no impact to the Corporation’s income statement or balance sheet due to application of this standard.

RECENT PRONOUNCEMENTS

Discontinued Operations

     CICA Handbook Section 3475, “Disposal of Long-Lived Assets and Discontinued Operations”, applies to disposal activities initiated by an enterprise’s commitment to a plan on or after May 1, 2003. Application is prospective with earlier adoption encouraged. The new Section establishes standards for the recognition, measurement, presentation and disclosure of the disposal of long-lived assets and discontinued operations, and replaces the disposal provisions of Section 3061, “Property, Plant and Equipment”.

Impairment of Long-lived Assets

     Effective for fiscal years beginning on or after April 1, 2003, CICA Handbook Section 3063, “Impairment of Long-lived Assets”, establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets and replaces the write-down provisions of Section 3061, “Property, Plant and Equipment”. Application of the Section is prospective, with earlier adoption encouraged. Under the Section, impairment of long-lived assets is determined by a two-step process, with the first step determining when impairment is recognized, and the second step measuring the amount of the impairment. An impairment is recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. An impairment loss is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value.

4. INVENTORY

(millions of Canadian dollars)	2002	2001

Product and raw minerals	$147.1	$115.4
Stores and materials	42.6	41.4

	$189.7	$156.8

5. CAPITAL ASSETS

	2002

		Accumulated
(millions of Canadian dollars)	Cost	amortization	Net

Land, buildings and equipment	$1,029.8	$600.7	$429.1
Mineral properties and development	344.4	129.4	215.0

	$1,374.2	$730.1	$644.1

	2001

		Accumulated
(millions of Canadian dollars)	Cost	amortization	Net

Land, buildings and equipment	$1,133.9	$548.6	$585.3
Mineral properties and development	332.6	110.8	221.8

	$1,466.5	$659.4	$807.1

     During each of the last three years, there was no interest expense capitalized to projects under construction. At December 31, 2002, there was $3.5 million capitalized (2001 - $5.4 million) for reserves and coal deposits located on properties upon which there is no current mining operations and which are not being amortized.

6. RECLAMATION

     The amounts accrued on the unit of production method for reclamation costs were $2.2 million in 2002; and $2.5 million in 2001. The amounts spent on reclamation activities were $0.9 million in 2002; and $1.0 million in 2001. At December 31, 2002, the estimated total of all future reclamation costs was approximately $75 million and the balance, which is not provided for, is being accrued over the remaining reserve life at each mine which ranges from 12 to 25 years.

7. PENSIONS AND OTHER POST-RETIREMENT BENEFITS

     Substantially all of the Corporation’s employees participate in either defined benefit or defined contribution pension plans.

     The defined contribution pension cost for the year ended December 31, 2002 was $1.3 million (2001 - $1.3 million; 2000 - $1.4 million).

     The defined benefit plans are non-contributory and provide for pensions based principally on years of service, or years of service and compensation rates near retirement. Annual contributions to these plans, which are based on actuarial cost methods, are made on the basis of not less than the minimum amounts required by legislation. The defined benefit pension cost for the year ended December 31, 2002 was $8.7 million (2001 - $5.0 million; 2000 - $5.1 million) and includes the following components:

(millions of Canadian dollars)	2002	2001	2000

Current service cost (benefits earned by employees in the year)	$5.6	$5.0	$4.9
Interest cost on projected benefit obligation	9.2	8.1	7.4
Expected return on pension fund assets	(7.3)	(7.8)	(7.0)
Other	1.2	(0.3)	(0.2)

Net expense	$8.7	$5.0	$5.1

     Information about the Corporation’s defined benefit pension plans, in aggregate, is as follows:

(millions of Canadian dollars)	2002	2001

Change in benefit obligation
Benefit obligation at January 1	$124.0	$112.9
Current service cost	5.6	5.0
Interest cost	9.2	8.1
Benefits paid	(2.7)	(2.5)
Foreign currency changes	(0.7)	0.5
Change in actuarial assumptions	7.7	—

Benefit obligation at December 31	143.1	124.0

Change in fund assets
Fair value of fund assets at January 1	103.4	104.3
Actual return on fund assets	(11.2)	(4.4)
Employer contributions	27.1	4.4
Benefits paid	(2.7)	(2.5)
Other	0.9	1.6

Fair value of fund assets at December 31	117.5	103.4

Funded status — plan deficit	(25.6)	(20.6)
Unamortized prior service cost	3.8	0.9
Unamortized net actuarial loss	26.1	5.5

Accrued benefit asset (liability) in the consolidated balance sheet	$4.3	$(14.2)

     Included in the above accrued benefit obligation and fair value of the fund assets at year-end are the following amounts in respect of the plans that are not fully funded:

(millions of Canadian dollars)	2002	2001

Benefit obligation	$(108.1)	$(91.2)
Fair value of fund assets	79.1	62.1

Funded status — plan deficit	$(29.0)	$(29.1)

     Pension fund assets consisted primarily of pooled funds, bonds and listed stocks, while health care and life insurance benefits are unfunded.

     Actuarial assumptions used at December 31, 2002, 2001, and 2000 are approximately:

	2002	2001	2000

Discount rate for plan obligation	6.5%	6.5%	6.5%
Projected future salary increases	3.0%	3.0%	3.0%
Expected rate of return on fund assets	6.5%	6.5%	6.5%

     In addition to pension benefits, the Corporation provides health-care and life-insurance benefits for retired employees. For the year ended December 31, 2002, the costs of post-retirement benefits other than pensions amounted to $1.6 million (2001 - $1.3 million; 2000 - $1.2 million) and consisted of current service costs of $0.6 million and interest costs on projected benefit obligation of $1.0 million.

8. LONG-TERM DEBT AND FINANCIAL INSTRUMENTS

(millions of Canadian dollars)	2002	2001

Unsecured bank loans:
Revolving loans with interest rates varying from 3.63% to 4.50% (2001 — 2.15% to 4.00%)	$135.0	$131.0

	$135.0	$131.0

     The Corporation has $250 million of committed bank credit facilities, divided between three different tranches. Tranche A provides a $100-million extendable 3-year revolving credit facility, and Tranche B provides a $100-million extendable 1-year revolving, 2-year term out non-revolving credit facility. Tranches A and B are available for general corporate purposes. The third tranche is available for working capital purposes and for the provision of letters of credit and letters of guarantee. This working capital tranche provides a $50-million extendable 3-year revolving credit facility. Interest rates on the borrowings vary depending upon the Corporation’s financial ratios and the tranche drawn. The borrowing rates under these facilities averaged 3.40% in 2002 (2001 - 2.81%).

     As at December 31, 2002, the Corporation had $51 million of letters of credit or letters of guarantee outstanding (2001 - $38 million) leaving available unused lines of credit with a financial institution of $64 million (2001 - $81 million).

FOREIGN EXCHANGE FORWARD CONTRACTS

     Exposure to changes in the Canadian/US exchange rate on future revenue streams is managed by selling forward US dollars at fixed rates in future periods. As at December 31, 2002, the Corporation has entered into foreign exchange forward contracts to sell approximately US$1,469 million at rates ranging from 1.39 to 1.62 over the years 2003 to 2006.

		Average	Average
	Amount Hedged	Exchange Rate	Exchange Rate
Year	(millions of US$)	(CDN$/US$)	(US$/CDN$)

2003	$585	1.54	0.65
2004	434	1.53	0.66
2005	355	1.51	0.66
2006	95	1.60	0.62

Total	$1,469

     At December 31, 2002, the unrealized loss on foreign exchange forward contracts was $111.3 million (2001 - $183.5 million; 2000 - $94.9 million). The Corporation’s realized loss on foreign exchange included in 2002 revenues is $83.5 million (2001 - $54.2 million; 2000 - $13.1 million).

CREDIT RISK MANAGEMENT

     Export coal sales represent the principal component of the Corporation’s revenues. The Corporation competes primarily with coal producers from Australia, the United States, and other Canadian export coal suppliers. Coal is sold under contract or in the spot market to approximately 50 customers worldwide, which are primarily steel or electric power producers. Coal sales are contracted in US dollars and terms of payment vary from three to 180 days. To manage its credit risk, the Corporation obtains either export trade credit insurance, or confirmed irrevocable letters of credit as necessary. Credit risk for wollastonite trade receivables is limited by the large and diversified customer base.

     The Corporation is exposed to credit losses in the event of non-performance by counterparties to financial instruments; however, the Corporation deals with counterparties of high credit quality to mitigate risk of non-performance. In addition, the Corporation does not believe that there are any significant concentrations of credit risk.

INTEREST RATE EXPOSURE AND FAIR VALUE

     The carrying amounts of short-term financial assets and liabilities as presented in the Balance Sheet are reasonable estimates of fair values due to the relatively short periods to maturity and the commercial terms of these instruments. The carrying amount of long-term debt of $135.0 million at December 31, 2002 is a reasonable estimate of fair value due to the commercial terms of the debt.

9. INCOME TAXES

     The difference between the income tax expense and the provision obtained by applying the statutory tax rate is as follows:

(millions of Canadian dollars)	2002	2001	2000

Expected income tax expense at Canadian statutory tax rates	$(4.7)	$74.2	$31.8
Increase (decrease) in taxes resulting from
Provision for asset write-down	59.6	—	—
Mineral taxes	21.3	18.4	7.7
Depletion and resource allowances	(10.1)	(13.7)	(7.0)
Reduction in tax rate	(0.2)	(9.4)	—
Losses not tax affected	1.8	2.3	2.6
Large corporation tax	0.7	0.6	2.0
Foreign tax rate differentials	0.2	—	(0.2)
Other	(8.7)	(3.2)	(1.1)

Income tax expense	$59.9	$69.2	$35.8

     The temporary differences comprising the future income tax assets and liabilities are as follows:

(millions of Canadian dollars)	2002	2001

Future income tax assets
Liabilities carrying value in excess of tax basis	$6.1	$10.7
Future site restoration costs	16.6	15.0
Foreign tax loss carry forwards and foreign tax assets	58.7	10.3
Provision against foreign tax loss carryforwards and foreign tax assets	(58.7)	(10.3)
Other	6.8	—

Future income tax assets	29.5	25.7

Future income tax liabilities
Capital assets carrying value in excess of tax basis	212.5	200.3
Other	1.9	3.7

Future income tax liabilities	214.4	204.0

Net long-term future income tax liability	$184.9	$178.3

     As at December 31, 2002, a foreign subsidiary has income tax loss carryforwards of $82.1 million, which are available to reduce future years’ taxable income and expire in the years 2007 through 2010.

     The Corporation’s US subsidiary, NYCO Minerals, and certain of CPL’s other US subsidiaries filed a consolidated United States income tax return up to the 2001 reorganization. The Corporation is jointly and severally liable for any and all taxes which may be assessed in respect of periods up to the CPL reorganization. The following amounts have been recorded in the financial statements related to this arrangement:

(millions of Canadian dollars)	2001	2000

Aggregate current and future income tax expense for the year	$3.1	$4.3
Tax-related balances due to affiliate at December 31	—	5.4

10. SHAREHOLDERS’ EQUITY

CAPITAL STOCK

     The Corporation’s authorized share capital An analysis of common share balances is as follows:

(in millions)	Number	Amount

Balance October 5, 2001	52.5	$126.4
Issued under stock option plans	0.1	0.4
Cancelled under normal course issuer bid	(0.6)	(1.3)

Balance December 31, 2001	52.0	125.5
Issued under stock option plans	0.1	0.7
Cancelled under normal course issuer bid	(1.4)	(3.8)

Balance December 31, 2002	50.7	$122.4

     In October 2001, the Corporation announced a program to enable the repurchase and cancellation of a maximum of 10% of outstanding common shares. Purchases under the program commenced October 5, 2001 and terminated on September 30, 2002. Over the course of the program the Corporation purchased 2.0 million shares at an average price of $27 per share. When stock was repurchased, the excess of consideration paid over the carrying amount of stock and any contributed surplus was charged to retained earnings.

CAPITAL CONTRIBUTED

     As at December 31, 2001, the Corporation had capital contributions totalling $1.8 million. Capital contributed was reduced to nil during 2002 for differences between the prevailing market price of shares purchased by the Corporation under the share repurchase plan, and average book value.

FOREIGN CURRENCY TRANSLATION ADJUSTMENTS

     Included in equity are the following cumulative foreign currency translation adjustments:

(millions of Canadian dollars)	2002	2001

Balance — January 1	$37.3	$22.9
Change in foreign currency translation rates on foreign subsidiaries	(2.8)	14.4

Balance — December 31	$34.5	$37.3

EARNINGS PER SHARE

     For the year ended December 31, 2002, basic earnings per share was calculated by dividing net income for the year by the weighted average number of Fording Inc. shares outstanding during the year. For the year ended December 31, 2001, the weighted average number of shares outstanding was calculated using the number of shares issued as a result of the CPL reorganization for the first nine months of 2001 (note 1) and actual shares outstanding for the remainder of the year.

     For the year ended December 31, 2000, basic earnings per share was calculated using the number of shares outstanding immediately after completion of the CPL reorganization. The dilutive effect of stock options was calculated based on the number of options outstanding immediately after the completion of the CPL reorganization.

     For the three years presented in calculating diluted earnings per share, net income remains unchanged from the basic earnings per share calculation and the number of shares outstanding is increased for the dilutive effect of outstanding stock options. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments.

(in millions)	2002	2001	2000

Weighted average number of common shares outstanding — basic earnings per share	51.4	52.5	52.5
Effect of dilutive securities — stock options	—	0.2	0.2

Weighted average number of common shares outstanding — diluted earnings per share	51.4	52.7	52.7

     For the year ended December 31, 2002, the dilutive effect of 0.2 million stock options has been excluded from the diluted earnings per share calculations on the basis that they would be anti-dilutive to the loss per share.

11. STOCK-BASED COMPENSATION

     At December 31, 2002, the Corporation had several stock-based compensation arrangements including a stock option plan, a replacement stock option plan, replacement stock appreciation rights (“SARs”), a deferred share unit plan, an employee stock purchase plan and a directors stock option plan. These plans resulted in compensation expense in the year of $3.4 million (2001 - $5.7 million).

REPLACEMENT OPTIONS AND SARS

     Due to the reorganization of CPL, all employees who were members of CPL’s stock-based compensation program received, in exchange for their CPL options and SARs, fully vested replacement options and SARs in the spunoff companies according to the reorganization ratio used for common shares. The exercise price of the CPL options and SARs was allocated among the replacement options and SARs of each of the spunoff companies based on a formula using the average trading price of the spunoff companies for their first 10 days of trading.

     By agreement between Fording Inc. and its former affiliates, the difference between the strike price and the exercise price of the SARs of the former affiliates held by Fording Inc. employees are recognized as an expense by Fording, while the difference between the strike price and the exercise price of Fording Inc. SARs held by employees of the former affiliates are recovered from the former affiliates.

     Stock options are not expensed when issued or exercised; however, an expense for SARs is recognized on the incremental change in the market value of the underlying stock between reporting periods. There is a one-to-one cancellation ratio between stock options and SARs.

     Details of the stock options outstanding are as follows:

	2002

	Stock Options		Directors' Options

		Weighted		Weighted
		Average		Average
	Number	Exercise Price	Number	Exercise Price

Options — January 1	596,766	$15.90	48,000	$21.43
Granted	224,960	27.60	32,000	31.06
Exercised	(64,237)	11.15	—	—
Cancelled	(62,301)	20.36	—	—

Outstanding — December 31	695,188	19.73	80,000	25.28

     Options exercisable at December 31, 2002 were 290,760 at a weighted average price of $13.48.

	2001

	Stock Options		Directors' Options

		Weighted		Weighted
		Average		Average
	Number	Exercise Price	Number	Exercise Price

Replacement options — October 5	364,444	$11.80	—	$—
Granted	272,238	20.86	48,000	21.43
Exercised	(39,416)	12.21	—	—
Cancelled	(500)	20.86	—	—

Outstanding — December 31	596,766	15.90	48,000	21.43

     Options exercisable at December 31, 2001 were 325,028 at a weighted average price of $11.76.

     On April 23, 2002, under the Directors’ Stock Option Plan, the Corporation granted 32,000 options to purchase common shares at $31.06, being the five-day weighted average trading price of the shares on the Toronto Stock Exchange. The expiry date of options is 10 years after the grant date and the options become exercisable following the next annual shareholders’ meeting. The Corporation granted 224,960 options under the Key Employee Stock Option Plan on February 15, 2002, at an exercise price of $27.60, being the five-day weighted average trading price of the shares on the Toronto Stock Exchange. Options issued under the Key Employee Stock Option Plan expire 10 years after the grant date and become exercisable over a three-year vesting period.

     On a pro forma basis, had compensation cost for the Corporation’s stock options issued in 2002 been determined based on the fair-value method, the Corporation’s net income and earnings per share would have been reduced to the amounts shown below.

(millions of Canadian dollars, except per share amounts)		2002

Net loss	As reported	$(70.9)
	Pro forma	(71.9)
Basic loss per share	As reported	$(1.38)
	Pro forma	(1.40)
Diluted loss per share	As reported	$(1.38)
	Pro forma	(1.40)

     On a pro forma basis, the fair value of options is amortized to compensation expense over the vesting period of the options, and would have resulted in a $1.0 million pro forma adjustment in 2002.

     The fair value of options granted during 2002 was estimated at $2.5 million, using the Black-Scholes model with the following weighted average assumptions:

2002

Expected life (years)	6
Risk-free interest rate	4.9%
Expected volatility	33.0%
Dividend yield	1.8%

     At December 31, 2002, the details of all stock options outstanding were as follows:

		Weighted
Range of		Average	Weighted		Weighted
Exercise	Number	Remaining	Average	Number	Average
Prices	Outstanding	Contractual Life	Exercise Price	Exercisable	Exercise Price

$7 - 10	48,275	1.6	$8.88	48,275	$8.88
12 - 16	194,485	7.1	12.66	194,485	12.66
20 - 22	294,838	8.9	20.95	48,000	21.43
27 - 32	237,590	9.2	28.07	—	—

7 - 32	775,188	8.1	20.30	290,760	13.48

EMPLOYEE SHARE PURCHASE PLAN

     In October 2001, the Corporation created an employee share purchase plan whereby employee and Corporation contributions are used to purchase shares on the open market for the employee. An expense is recognized over a one-year vesting period on the Corporation’s contributions.

     The plan allowed all employees to contribute up to 6% of their base earnings during the first six months of the plan and the Corporation matched employee contributions, up to $1,700. After the threshold of $1,700 was reached or after the initial six months of the program, the Corporation contributed $1 for every $3 contributed by the employee.

     At December 31, 2002, 916 employees (2001-904) were participating in the plan. The total number of shares purchased on behalf of employees, including the Corporation’s contributions, was 134,693 shares (2001 - 47,533). In 2002, the Corporation’s contributions totalled $1.3 million (2001 - $0.6 million).

12. BROOKS CAPITAL EXPENSE

     During 2002 the Corporation decided to expense all amounts that had been capitalized relating to the Brooks power project. Due to the present state of economic and environmental uncertainties in the power industry, transmission congestion issues and the current absence of a partner for the project, the future recovery of the project costs is uncertain.

13. PROVISION FOR ASSET WRITE-DOWN

     Due to a history of operating losses and uncertainty around future improvement, the Corporation assessed the recoverability of its investment in long-lived assets related to the Minera NYCO operation in Mexico. The Corporation projected the undiscounted future net cash flows of these assets and determined that they were less than the carrying value. Accordingly, the Corporation recorded a provision for asset impairment of $140 million. Estimates of undiscounted future net cash flows are subject to significant uncertainties and assumptions, therefore actual results could vary significantly from such estimates. The write-down has been reflected in the asset balance of the Industrial Minerals segment in note 18, and is shown below Income from Operations for the segment.

     The excess of tax basis over net book value created by the write-down has not been recognized. The asset can only be recognized if its realization is more likely than not. The only tax effect recognized on the write-down was reversal of a $2.8 million future tax liability associated with assets recorded in Canada related to the Minera NYCO operation.

14. REORGANIZATION COSTS

     Costs of $11.5 million were incurred in 2002 for the Corporation’s Plan of Arrangement (note 20) and response to the unsolicited offer by Sherritt Coal Acquisition Inc. Costs of $3.9 million in 2001 were related to the CPL reorganization (note 1).

15. SUPPLEMENTAL INFORMATION

A) CHANGE IN NON-CASH WORKING CAPITAL

(millions of Canadian dollars)	2002	2001	2000

Decrease (increase) in current assets
Accounts receivable	$6.8	$(6.7)	$13.4
Inventory	(32.9)	(28.2)	17.5
Prepaid expenses	(3.4)	(2.7)	(3.3)
Increase (decrease) in current liabilities
Accounts payable, excluding capital accruals	(3.5)	9.7	8.1
Income taxes payable	1.5	(2.4)	(17.5)

	$(31.5)	$(30.3)	$18.2

     The change in accounts payable excludes capital accruals of $6.6 million as at December 31, 2002.

B) CASH TRANSACTIONS

     These amounts are actual cash outlays made during the respective periods and will not agree with amounts reported on the financial statements due to accruals.

(millions of Canadian dollars)	2002	2001	2000

Income taxes paid	$59.1	$85.5	$31.6
Interest paid	5.5	8.3	16.1

C) INTEREST IN JOINT VENTURES

     A portion of the Corporation’s mining activities are conducted through its interests in joint ventures. As disclosed in note 2, these are accounted for on a proportionate consolidation basis. The financial statements include the Corporation’s proportionate share of joint venture activities as follows:

(millions of Canadian dollars)	2002	2001	2000

Total revenues	$131.4	$146.1	$134.1
Total cost of sales	97.0	110.9	98.6
Total operating expenses	113.7	128.4	116.3
Income from operations (joint venture net income)	17.7	17.7	17.8
Total current assets	28.9	24.0	26.7
Long-term assets	200.3	188.1	186.2
Total current liabilities	11.5	10.6	6.6
Long-term obligations	—	—	—
Cash from operating activities	30.4	41.3	31.9
Cash used in financing activities	1.5	22.6	13.9
Cash used in investing activities	28.8	19.4	17.4

D) SECURITIZATION OF RECEIVABLES

     The Corporation has entered into an Agreement with a Canadian Schedule 1 bank, whereby the Corporation may sell on a non-recourse basis certain of its US dollar coal receivables for 100% of the invoiced amount less the applicable market financing rate as applied to the period from the date of discount to the date of maturity of the receivable. In selling a receivable, the Corporation assigns to the bank ownership of the receivable and its interest in any applicable trade credit insurance coverage; deductibles under the insurance policy are the responsibility of the Corporation. The Corporation reports the cost of the discounting as interest expense. Receivables sold in 2002 amounted to US $233.3 million (2001-US $292.3 million). Accounts receivable sold and outstanding under this Agreement as at December 31, 2002, amounted to US $21.5 million (2001-US $35.6 million).

16. RELATED PARTY TRANSACTIONS

     There were no related party transactions in 2002. Prior to the CPL reorganization, the Corporation, in the ordinary course of business, entered into arrangements with related companies for the provision of rail services, natural gas, financing and other management services. Related party expenses for the first nine months of 2001, prior to the reorganization were $198 million. The related party expenses for the year ended December 31, 2000 were $252 million.

17. COMMITMENTS AND CONTINGENCIES

     The Corporation leases various mining equipment and vehicles at several of its operations. The minimum lease payments as at December 31, 2002 are as follows:

(millions of Canadian dollars)
2003	$11.1
2004	2.3
2005	0.5
2006	0.2
Thereafter	0.1

     During the normal course of business activity, the Corporation is occasionally involved in litigation proceedings. Management considers the aggregate liability, if any, to the Corporation in respect of these actions and proceedings not material.

     The Corporation does not have any outstanding environmental claims asserted against it, and there are no known additional environmental liabilities outside of the ongoing reclamation obligations created through the continuance of the Corporation’s business operations except as noted below. Reclamation obligations are subject to estimation, and the eventual amounts expended may be materially different from current estimates.

     On October 30, 2001, the Canadian Pacific Railway Corporation (CPR), by notice under Article 6 of the Arrangement Agreement entered into in connection with the Plan of Arrangement, asserted a claim against Fording relating to purported environmental damage at the former Mount Washington minesite on Vancouver Island. The notice states that CPR, as the parent corporation to the registered titleholder of the mineral rights, was served with an Inspector’s Direction under the Fisheries Act (Canada) on June 26, 2001 wherein CPR and the third-party owner of the surface rights were directed to remediate the Mount Washington minesite. CPR is claiming indemnification against Fording under the Arrangement Agreement on the basis that responsibility for remediation of the Mount Washington minesite relates to Fording’s business. On April 4, 2002, CPR, by letter, directed Fording, together with two other parties, to assume care and control of the remediation of the Mount Washington minesite. Fording disputes that it has any liability to CPR in connection with the Inspector’s Direction or under the Arrangement Agreement.

     The Corporation is involved in proceedings pertaining to one of its pension plans which, in the event of an unfavourable outcome, would not have a material effect on the pension benefit obligation, but could result in a significant increase in funding requirements.

18. SEGMENT INFORMATION

     The Corporation has three operating segments: Mountain Operations, Prairie Operations and Industrial Minerals Operations. The Mountain Operations mine and process primarily metallurgical coal, principally for export, from three mines: Fording River, Greenhills and Coal Mountain, all of which are located in the Elk Valley region of southeastern British Columbia. The Prairie Operations primarily mine thermal coal for mine-mouth power plants from two mines at Genesee and Whitewood, both of which are located in central Alberta. The Prairie Operations also collect royalties from third-party mining of the Corporation’s mineral reserves at locations throughout the Prairie Provinces. A contract to remove overburden for an oil sand project at Mildred Lake, Alberta, expired in the third quarter of 2001. The Industrial Minerals Operations mine and process wollastonite and other industrial minerals from two operations in the United States and one operation in Mexico. Revenue is attributed on the origin of the product or service.

     The Corporation’s reportable segments are distinct, strategic business units that offer different products and services. They are managed separately due to the different operational and marketing strategies required for each segment.

	December 31, 2002

	Mountain	Prairie	Industrial	Corporate
(millions of Canadian dollars)	Operations	Operations	Minerals	and Other	Total

Revenues
Canada
Domestic	$40.5	$66.9	$—	$—	$107.4
Export	727.3	—	—	—	727.3
Foreign	—	—	47.5	—	47.5

	767.8	66.9	47.5	—	882.2

Cost of sales	588.4	22.5	30.8	—	641.7
Selling, general and administration	2.8	—	6.4	7.2	16.4
Depreciation and depletion	50.3	7.3	10.7	1.6	69.9
Brooks capital expense	—	—	—	8.2	8.2

	641.5	29.8	47.9	17.0	736.2

Income from operations	$126.3	$37.1	$(0.4)	$(17.0)	146.0

Provision for asset write-down (note 13)			140.0		140.0
Reorganization costs					11.5
Interest, net					5.5
Income taxes					59.9

Net loss					$(70.9)

Total assets
Canada	$656.8	$107.3	$—	$9.1	$773.2
Foreign (note 13)	—	—	136.2	—	136.2

	$656.8	$107.3	$136.2	$9.1	$909.4

Additions to capital assets
Canada	$37.2	$10.1	$—	$7.2	$54.5
Foreign	—	—	3.6	—	3.6

	$37.2	$10.1	$3.6	$7.2	$58.1

	December 31, 2001

	Mountain	Prairie	Industrial	Corporate
(millions of Canadian dollars)	Operations	Operations	Minerals	and Other	Total

Revenues
Canada
Domestic	$12.7	$80.2	$—	$—	$92.9
Export	859.9	—	—	—	859.9
Foreign	—	—	47.6	—	47.6

	872.6	80.2	47.6	—	1,000.4

Cost of sales	676.1	32.6	30.3	—	739.0
Selling, general and administration	2.4	—	6.1	6.7	15.2
Depreciation and depletion	52.1	7.4	8.8	1.5	69.8

	730.6	40.0	45.2	8.2	824.0

Income from operations	$142.0	$40.2	$2.4	$(8.2)	176.4

Reorganization costs					3.9
Interest, net					8.4
Other					0.3
Income taxes					69.2

Net income					$94.6

Total assets
Canada	$641.1	$98.3	$—	$16.6	$756.0
Foreign	—	—	284.3	—	284.3

	$641.1	$98.3	$284.3	$16.6	$1,040.3

Additions to capital assets
Canada	$52.5	$5.2	$—	$5.0	$62.7
Foreign	—	—	2.6	—	2.6

	$52.5	$5.2	$2.6	$5.0	$65.3

	December 31, 2000

	Mountain	Prairie	Industrial	Corporate
(millions of Canadian dollars)	Operations	Operations	Minerals	and Other	Total

Revenues
Canada
Domestic	$3.5	$84.7	$—	$—	$88.2
Export	752.4	—	—	—	752.4
Foreign	—	—	55.5	—	55.5

	755.9	84.7	55.5	—	896.1

Cost of sales	654.2	36.9	32.8	—	723.9
Selling, general and administration	2.0	0.6	6.9	2.9	12.4
Depreciation and depletion	53.6	8.8	9.0	2.9	74.3

	709.8	46.3	48.7	5.8	810.6

Income from operations	$46.1	$38.4	$6.8	$(5.8)	85.5

Interest, net					14.7
Other					0.4
Income taxes					35.8

Net income					$34.6

Total assets
Canada	$579.9	$128.8	$—	$7.9	$716.6
Foreign	—	—	278.1	—	278.1

	$579.9	$128.8	$278.1	$7.9	$994.7

Additions to capital assets
Canada	$28.4	$5.3	$—	$1.3	$35.0
Foreign	—	—	4.1	—	4.1

	$28.4	$5.3	$4.1	$1.3	$39.1

     The accounting policies used in these operating segments are the same as those described in the summary of significant accounting policies (note 2).

     The Corporation exports coal to one customer who accounts for 16.3% (2001 - 11.2%; 2000 - 13.6%) of the revenues of the Corporation. Another customer accounted for 10.6% of the revenues of the Corporation in 2002, and one customer accounted for 10.0% of the revenues of the Corporation in 2001. Substantially all of the Corporation’s export coal is transported by one rail company to a Pacific coast port for which there are limited alternatives. Interruption of rail or port services could materially affect the Corporation’s results.

19. RECLASSIFICATION

     Certain prior year’s figures have been reclassified to conform with the presentation adopted in 2002.

20. SUBSEQUENT EVENTS

     On January 12, 2003, the Corporation entered into a Combination Agreement with Teck Cominco Limited (“Teck”), Westshore Terminals Income Fund (“Westshore”), Ontario Teachers’ Pension Plan Board (“OTPP”) and Sherritt International Corporation (“Sherritt”) that, among other things, required that the Corporation reorganize the way in which equity in the business of the Corporation was held through a conversion into an income trust known as the Fording Canadian Coal Trust (“the Fund”). The reorganiza-

tion proceeded by Plan of Arrangement (the “Arrangement”) after receipt of shareholder approval at a meeting held February 19, 2003, and approval by the Court of Queen’s Bench of Alberta.

     Pursuant to the Arrangement, shareholders could elect to receive cash, units of the Fund, or a combination of cash and units. The Corporation purchased metallurgical coal assets from the Luscar/CONSOL Joint Ventures in exchange for 6.4 million units of the Fund. Luscar is controlled by OTPP and Sherritt. The Arrangement also provided for the sale of the Corporation’s Prairie assets to Sherritt Coal Partnership II, a partnership owned by OTPP and Sherritt, for cash consideration of $225 million plus an amount for working capital and a royalty on future expansion of production from the Prairie assets beyond current levels up to 5% of gross revenues from such expansion.

     Teck and Westshore each paid $150 million for 4.3 million units of the Fund, OTPP paid $275 million for 7.9 million units and Sherritt paid $100 million for 2.9 million units of the Fund. On completion of the transaction there were 47.1 million units of the Fund outstanding. The Corporation made a payment of $50 million to OTPP and Sherritt, and a payment of $25 million to Teck and Westshore under the terms of the Arrangement. The Corporation also arranged a new credit facility whereby it drew down $335 million to replace existing debt, pay costs of the transaction, pay two special distributions, complete the funding to existing shareholders, and for issued and outstanding Letters of Credit.

     The Arrangement also provided for the creation of the Fording Coal Partnership (“the Partnership”). Pursuant to the Arrangement, Fording transferred its metallurgical coal and other assets (including the assets purchased from Luscar, but excluding the Industrial Minerals Operations) and Teck transferred its Elkview mine and other metallurgical coal assets into the Partnership that is owned 65% by the Fund and 35% by Teck. Teck will have the opportunity to increase its interest in the Partnership by a total of 5% over the first four years of the Partnership if certain synergy levels are achieved.

     The Corporation has recorded costs of $12 million in 2002 related to the transaction, and estimates a further $26 million to complete the transaction.

     All outstanding options to purchase shares of the Corporation became fully vested at the effective date of the transaction.

     The Combination Agreement also provides for two special distributions to unitholders. The special distributions in the aggregate amount of $70 million are to be paid to holders of record on March 31, 2003 and June 30, 2003.

21. UNITED STATES ACCOUNTING PRINCIPLES AND REPORTING

     The consolidated financial statements of the Corporation have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada. The material differences between Canadian and United States GAAP (US GAAP) relating to measurement and recognition are explained below, along with their effect on the Corporation’s statements of consolidated income and consolidated balance sheet. There are no material differences on the consolidated cash flow statements. Certain additional disclosures as required under US GAAP have not been provided as permitted by the Securities and Exchange Commission (SEC).

DERIVATIVE INSTRUMENTS AND HEDGING

     For US GAAP purposes, the Corporation adopted FASB Statement No. 133 (FAS 133) “Accounting for Derivative Instruments and Hedging Activities” effective January 1, 2001. FAS 133 requires that all derivatives be recorded on the balance sheet as either assets or liabilities at their fair value. Changes in the derivatives’ fair values are recognized in current period net income unless specific hedge accounting criteria are met. As of December 31, 2001, management had not designated any instruments as hedges for US GAAP purposes under FAS 133. Effective January 1, 2002, the Corporation chose to designate all new foreign exchange forward contracts as hedges under FAS 133 and implement hedge accounting for those contracts. Forward contracts designated as hedges will not impact current period earnings under US or Canadian GAAP.

COMPREHENSIVE INCOME

     FASB Statement No. 130 “Reporting Comprehensive Income” requires the disclosure, as other comprehensive income, of the change in equity from transactions and other events from non-owner sources during the period. Canadian GAAP does not require similar disclosure. Other comprehensive income arose from foreign currency translation, minimum pension liability adjustments and the unrealized loss on derivative instruments identified as hedges.

JOINT VENTURES

     US GAAP requires investments in joint ventures to be accounted for under the equity method, while under Canadian GAAP the accounts of joint ventures are proportionately consolidated. However, under rules promulgated by the SEC, a foreign registrant may, subject to the provision of additional information, continue to follow proportionate consolidation for the purposes of registration and other filings, notwithstanding the departure from US GAAP. Consequently, the consolidated balance sheets have not been adjusted to restate the accounting for joint ventures under US GAAP. Additional information concerning the Corporation’s interests in joint ventures is presented in note 15(C). There are no material differences between the information in note 15(C) prepared under Canadian GAAP and US GAAP.

START-UP COSTS

     Effective for years beginning on or after December 15, 1998, US GAAP requires that expenses associated with the start-up of an operation be recognized in income during the period that the costs are incurred. Under Canadian GAAP, start-up costs are capitalized and amortized over future periods.

EMPLOYEE FUTURE BENEFITS

     In accordance with FASB Statement No. 87 “Employers’ Accounting for Pensions” the Corporation recorded an additional pension liability for underfunded pension plans representing the excess of unfunded accumulated benefit obligations over the pension liabilities recorded under Canadian GAAP. The increase in liabilities required for US GAAP is charged directly to shareholders’ equity, net of related deferred income taxes.

ASSET IMPAIRMENT

     Effective December 15, 2001, US GAAP requires following the provisions of Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, which applies to all long-lived assets.

     Under Canadian GAAP, when conditions exist that indicate long-lived assets may be impaired, the Corporation compares the net cash flows, including interest costs, from the long-lived assets to the carrying amount. If the carrying amount exceeds the net cash flows, the asset is written down by a charge to earnings for the excess amount. Under US GAAP, when conditions exist that indicate a long-lived asset may be impaired, the Corporation compares the net cash flows, excluding interest costs, from the long-lived assets to the carrying amount. If the carrying amount exceeds such net cash flows, the asset is written down to its fair value by a charge to earnings. This difference in accounting principles did not result in a different value for the Corporation as the write-down, as determined under Canadian GAAP, approximates the write-down to fair value that would be required under US GAAP. The $140 million write-down recognized on the Industrial Minerals Mexican operations would have been included in income from operations for US GAAP purposes.

STOCK-BASED COMPENSATION

     Under FASB Interpretation No. 44 “Accounting for Certain Transactions involving Stock Compensation”, a compensation expense must be recorded if the intrinsic value of stock options is not exactly the same immediately before and after an equity restructuring. As a result of the CPL reorganization (note 1), CPL underwent an equity restructuring which resulted in replacement options in new Fording Inc. stock having a different intrinsic value after the restructuring than prior to the restructuring. Canadian GAAP does not require revaluation of these options.

DISCLOSURE OF GUARANTEES

     FASB Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. There is no impact on disclosure made by the Corporation as a result of this interpretation.

RECENT PRONOUNCEMENTS

     The following pronouncements are currently being evaluated by the Corporation. In June 2001, FASB issued Statement No. 143, “Accounting for Asset Retirement Obligations (FAS 143)”. FAS 143 requires that an asset retirement obligation be recognized as a liability, measured at fair value, in the period in which the obligation is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and amortized to expense over the asset’s useful life. FAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The impact of FAS 143 on the financial statements of the Corporation has not yet been determined.

     FASB issued Statement No. 146 (FAS 146) “Accounting for Costs Associated with Exit or Disposal Activities” which is effective for exit or disposal activities initiated after December 31, 2002. FAS 146 requires recognition of a liability for costs associated with an exit or disposal activity only when the liability is incurred, and establishes that initial measurement of the liability be at fair value.

     FASB issued Statement No. 145 (FAS 145) “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections” in 2002. This Statement rescinds or amends several FASB statements and other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. Adoption of FAS 145 is not expected to have an impact on the Corporation.

     FASB Statement No. 148 (FAS 148) “Accounting for Stock-based Compensation” amends FASB Statement No. 123 “Accounting for Stock-based Compensation” to provide alternative methods of transition for an entity that changes to the fair-value-based method of accounting for stock-based employee compensation. FAS 148 also requires disclosure in annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

     In July 2002, the FASB issued an exposure draft “Consolidation of certain special-purpose entities, and interpretation of ARB 51”. The proposed Interpretation would address consolidation of special-purpose entities (SPEs) to which the usual conditions for consolidation as described in Accounting Research Bulletin No. 51 “Consolidated Financial Statements” do not apply. The new interpretation is not expected to have an impact on the Corporation.

     Net income is reconciled from Canadian to US GAAP in the following manner:

	Years ended December 31

(millions of Canadian dollars)	2002	2001	2000

Net (loss) income — Canadian GAAP	$(70.9)	$94.6	$34.6
Increase (decrease) by
Derivative instruments — foreign exchange forward contracts	78.5	(88.6)	(103.0)
Income tax recovery (expense) on the above item	(23.1)	32.8	38.1
Stock-based compensation expense	(1.8)	(3.2)	—

Net (loss) income — United States GAAP	$(17.3)	$35.6	$(30.3)

Other comprehensive income
Pension costs net of tax of $3.5 million (2001 — $2 million; 2000 — Nil)	$(4.7)	$(3.3)	$—
Unrealized loss on derivative instruments — foreign exchange forward contracts, net of tax of $2.6 million (2001 — Nil; 2000 — Nil)	(3.6)	—	—
Foreign currency translation adjustments	(2.8)	14.4	6.9

Comprehensive (loss) income	$(28.4)	$46.7	$(23.4)

Basic (loss) earnings per share	$(0.34)	$0.68	$(0.58)

Diluted (loss) earnings per share	$(0.34)	$0.68	$(0.57)

     Had the consolidated balance sheet been prepared under US GAAP, the balances would have been higher (lower) under US GAAP as follows:

	As at December 31

(millions of Canadian dollars)	2002	2001

Assets
Capital assets	$(0.8)	$(0.8)
Deferred income tax asset	53.0	69.9

Total assets	$52.2	$69.1

Liabilities and shareholders’ equity
Current liabilities
Derivative instruments — foreign exchange forward contracts	$31.3	$95.4
Deferred liabilities
Derivative instruments — foreign exchange forward contracts	80.0	88.1
Pension liability	13.5	5.3

Total liabilities	124.8	188.8

Equity
Other paid in capital	5.0	3.2
Foreign currency translation adjustments	(34.5)	(37.3)
Accumulated other comprehensive income	22.9	34.0
Retained earnings	(66.0)	(119.6)

	(72.6)	(119.7)

Total liabilities and shareholders’ equity	$52.2	$69.1

10-YEAR SUMMARY

	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993

MOUNTAIN OPERATIONS
Sales (millions of MTCC)	12.3	15.0	15.1	14.2	12.4	13.5	12.1	11.4	9.2	7.6
Average $US price per MT	$44	$40	$34	$36	$44	$46	$46	$44	$42	$46
Average $CDN price per MT	$62	$58	$50	$50	$62	$65	$64	$60	$56	$60
Production (millions of MTCC)
Total	14.0	16.8	15.7	14.6	13.7	14.8	13.9	12.1	10.1	8.4
Net production(1)	13.3	15.8	14.8	13.8	12.9	13.9	13.0	11.3	9.5	8.0
Total material moved (millions of BCM)	131.1	151.4	144.9	133.0	136.9	149.5	131.8	120.0	101.9	81.3

PRAIRIE OPERATIONS (thermal coal only)
Coal delivered (millions of MT)	6.4	5.6	5.5	5.9	6.2	6.4	6.2	6.3	6.2	4.3
Total material moved (millions of BCM)	55.2	45.4	44.6	46.1	46.3	46.6	46.6	45.4	48.1	29.8

INDUSTRIAL MINERALS OPERATIONS
Sales (thousands of MT)
Wollastonite	84	99	125	123	110	100	86	81	75	64
Tripoli and other	15	16	21	20	21	22	19	19	22	20

EMPLOYEES AT YEAR-END	1,855	1,917	1,909	1,924	1,970	1,937	1,816	1,786	1,737	1,712

FINANCIAL SUMMARY (millions of Canadian dollars, except per share amounts)

Operating Results
Revenues	882.2	1,000.4	896.1	855.6	906.1	1,014.3	915.0	821.9	648.8	566.8
EBITDA(2)	224.1	246.2	159.8	137.1	197.8	258.0	213.2	183.9	138.7	123.3
Income from operations	146.0	176.4	85.5	63.3	129.3	196.7	162.4	138.3	96.5	85.3
Net (loss) income	(70.9)	94.6	34.6	26.7	65.7	146.4	109.4	86.0	61.6	52.8
Cash flow	140.3	158.5	118.4	99.3	142.8	235.8	175.1	161.0	124.4	108.1
Capital expenditures	51.5	65.3	39.1	38.2	68.4	223.4	159.8	114.3	65.4	117.0
Basic (loss) earnings per share(3)	(1.38)	1.80	0.66	0.51	NM	NM	NM	NM	NM	NM
Diluted (loss) earnings per share(3)	(1.38)	1.80	0.66	0.51	NM	NM	NM	NM	NM	NM
Return on capital employed	17%	19%	9%	6%	13%	24%	22%	21%	16%	16%
Balance Sheet
Working capital	161.7	140.6	99.7	129.7	184.2	159.0	88.8	65.8	70.9	35.5
Total assets(4)	909.4	1,040.3	994.7	1,076.9	1,174.2	1,121.1	922.1	1,350.6	1,266.0	1,090.1
Net debt(4,5)	136.1	128.2	151.8	239.6	340.4	328.5	234.8	737.7	730.3	622.7
Shareholders’ equity	448.7	588.2	525.5	562.0	571.0	530.1	445.3	296.7	257.8	234.2
Net debt to net debt plus equity(6)	23%	18%	22%	30%	37%	38%	35%	71%	74%	73%

QUARTERLY SUMMARY (millions of Canadian dollars, except per share amounts)

	2002	Q4'02	Q3'02	Q2'02	Q1'02	2001	Q4'01	Q3'01	Q2'01	Q1'01

Revenues	882.2	212.4	212.2	236.1	221.5	1,000.4	234.9	239.3	283.4	242.8
Income from operations
Mountain Operations	126.3	36.1	28.8	34.9	26.5	142.0	39.3	37.6	44.1	21.0
Prairie Operations	37.1	9.6	7.7	10.6	9.2	40.0	7.8	9.8	11.4	11.0
Industrial Minerals Ops	(0.4)	(0.3)	(1.1)	0.6	0.4	2.4	(0.4)	1.1	1.8	(0.1)
Corporate	(17.0)	(2.8)	(9.8)	(2.6)	(1.8)	(8.0)	(3.1)	(1.7)	(1.5)	(1.7)

	146.0	42.6	25.6	43.5	34.3	176.4	43.6	46.8	55.8	30.2
Interest and other expenses	17.0	12.8	1.8	1.3	1.1	12.6	3.8	2.5	3.4	2.9
Write-down of fixed assets(7)	140.0	140.0	—	—	—	—	—	—	—	—
Income taxes	59.9	9.1	14.8	20.0	16.0	69.2	11.6	22.0	21.4	14.2

Net (loss) income	(70.9)	(119.3)	9.0	22.2	17.2	94.6	28.2	22.3	31.0	13.1

Basic (loss) earnings per share	$(1.38)	$(2.35)	$0.18	$0.43	$0.33	$1.80	$0.54	$0.42	$0.59	$0.25
Dividends per share		$0.15	$0.15	$0.125	$0.125		$0.125	NM	NM	NM

Notes:

(1)	A joint venture partner in the Greenhills Operations takes its 20% share of production in kind.

(2)	EBITDA is defined as earnings before depreciation, depletion, non-operating expenses, interest and taxes.

(3)	Fording shares began trading on the TSX and NYSE during 2001. Prior year EPS figures may not be meaningful (NM).

(4)	During the period 1992 through 1995, Fording was involved with specific investment and associated debt financing arrangements with companies within the Canadian Pacific Limited group. These transactions were not directly related to Fording’s operations.

(5)	Long- and short-term debt minus cash.

(6)	Net debt divided by sum of net debt and equity.

(7)	The Corporation recorded a provision for asset impairment related to the Minera NYCO operation in Mexico in the fourth quarter of 2002.